SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

12013224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H. Beck, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6600 Rockledge Drive, 6th Floor
(No. and Street)

Bethesda	Maryland	20817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, President and Chief Executive Officer — 301-468-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/13

OATH OR AFFIRMATION

I, **Eric G. Meyers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc., (the "Company")** as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Eric G. Meyers

President and Chief Executive Officer
Title

Pamela Marie Blackwell commissioned as Pamela Marie Taylor
Notary Public, Montgomery County, State of Maryland
My Commission Expires April 20, 2013

PAMELA MARIE TAYLOR
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires April 20, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

H. BECK, INC.

Statement of Financial Condition

December 31, 2011

(With Registered Public Accounting Firm Report Thereon)

Filed as public information pursuant to Rule 17a-5(d)
under the Securities Act of 1934

H. BECK, INC.

Table of Contents

KPMG

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
H. Beck, Inc.:

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the Company) as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2011, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 24, 2012

H. BECK, INC.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	6,760,863
Deposits with clearing organizations		110,010
Commissions receivable		5,237,068
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $7,252 at December 31, 2011		385,258
Other assets		12,256,046
Total assets	$	24,749,245
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	4,892,067
Accounts payable and accrued expenses		1,061,787
Due to affiliates		565,167
Total liabilities		6,519,021
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding, 810 shares		8
Additional paid-in capital		15,766,973
Retained earnings		2,508,243
Total stockholder's equity		18,275,224
Total liabilities and stockholder's equity	$	24,794,245

See accompanying notes to statement of financial condition.

H. BECK, INC.

Statement of Financial Condition

December 31, 2011

(1) Nature of Business and Significant Accounting Policies

Nature of Business

H. Beck, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly owned subsidiary of Securian Financial Group, Inc. (Securian), whose ultimate parent is Minnesota Mutual Companies, Inc.

A summary of the Company's significant accounting policies follows:

(a) Basis of Preparation

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles.

(b) Cash and Cash Equivalents

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(c) Accounts Receivable from Non-customers

Accounts receivable from noncustomers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than 90 days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

(d) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements,

the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs – Other than quoted prices included in Level 1 inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

(e) Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company presents intercompany tax balances and deferred tax assets in *other assets* on the accompanying statement of financial condition.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company is not currently under any federal or state income tax exams.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related-Party Transactions

The amount due to affiliate as of December 31, 2011 was $565,167.

In connection with the consolidated approach to the allocation of current taxes described in note 1(e), the Company owes Securian $45,776 as of December 31, 2011. This amount is included in *other assets* on the accompanying statement of financial condition.

(3) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition.

(4) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2011, the Company had net capital of $5,171,864, which was $4,740,263 in excess of required net capital of $431,601. The Company's ratio of aggregate indebtedness to net capital ratio was 1.25 to 1 at December 31, 2011.

(5) Income Taxes

Deferred tax assets comprise the following as of December 31, 2011:

Deferred tax assets:		
Goodwill	$	11,630,870
Allowance for doubtful accounts		2,821
NOL – state		515,409
Gross deferred tax assets		12,149,100
Net deferred tax asset	$	12,149,100

The Company has $8.6 million of gross Net Operating Losses (NOLs) in various states, which expire between 2022 and 2031.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(Continued)

The consolidated federal tax returns for Minnesota Mutual Companies, Inc. and Subsidiaries for the years 2008 and 2009 are currently under examination by the Internal Revenue Service (IRS). The consolidated tax return for 2010 is expected to be under examination by the IRS beginning in late 2012. The Company files a federal consolidated return with this entity. The Company believes that any additional taxes refunded or assessed as a result of these examinations will not have a material impact on its financial position.

(6) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds, and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2011.

(7) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 24, 2012, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
H. Beck, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by H. Beck, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

KPMG

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended Dec 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031165 FINRA DEC
H BECK INC 15*15
11140 ROCKVILLE PIKE STE 400
ROCKVILLE MD 20852-3104

H. BECK, INC.
6600 Rockledge Drive
Suite 600
Bethesda, MD 20817

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Don Butler 301-468-0100

2. A.	General Assessment (item 2e from page 2)		$ 63,160
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/11 Date Paid		(29,961)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		33,199
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 33,199
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 33,199	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H. Beck, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6th day of February, 2012.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2011 and ending Dec 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 98,895,685
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	62,625,638
(2) Revenues from commodity transactions.	
(3) Commissions floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	787,857
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,616
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sale of Limited Partnerships (Deductions in excess of $100,000 require documentation)	10,211,475
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	73,631,586
2d. SIPC Net Operating Revenues	$ 25,264,099
2e. General Assessment @ .0025	$ 63,160

(to page 1, line 2.A.)